UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
July 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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2Q11 Results

2Q11 Results

Fibria receives offers for the acquisition of Piracicaba Unit.

Key Indicators	2Q11	1Q11	2Q10	2Q11 vs. 1Q11	2Q11 vs. 2Q10	1H11	1H10	1H11 vs. 1H10	Last 12 Months
Pulp Production ('000 t)	1,271	1,319	1,164	-4%	9%	2,590	2,431	7%	5,213
Pulp Sales ('000 t)	1,230	1,259	1,214	-2%	1%	2,489	2,495	0%	4,903
Paper Production ('000 t)	31	29	31	9%	2%	60	60	0%	116
Paper Sales ('000 t)	31	36	29	-15%	5%	66	57	17%	130

Net Revenues (R$ million)	1,459	1,548	1,628	-6%	-10%	3,006	3,139	-4%	6,150
Pro-forma EBITDA (R$ million) (1) (2)	490	607	672	-19%	-27%	1,098	1,269	-14%	2,350
EBITDA margin (%)	34%	39%	41%	-5 p.p.	-7 p.p.	37%	40%	-4 p.p.	38%
Net Financial Result (R$ million) (3)	277	11	(310)	-	-	288	(647)	-	571
Net Income (R$ million)	215	389	130	-45%	66%	603	139	-	1,068
Earnings per Share	0.5	0.8	0.3	-45%	66%	1.3	0.3	-	2.3
Cash Earnings per Share (6)	1.0	1.2	1.4	-20%	-32%	2.2	2.9	-0.2	5.1

Gross Debt (R$ million)	10,448	10,256	13,209	2%	-21%	10,448	13,209	-21%	10,448
Cash Position (R$ million) (4)	2,496	2,297	2,364	9%	6%	2,496	2,364	6%	2,496
Net Debt (R$ million)	7,952	7,959	10,846	0%	-27%	7,952	10,846	-27%	7,952
Adjusted EBITDA (R$ million) (2)	490	624	730	-21%	-33%	1,114	1,367	-18%	2,497
Net Debt/EBITDA LTM (x) (5)	3.2	2.9	4.7	0.3	-1.5	3.2	4.7	-1,5x	3.2

(1) Excludes Conpacel and KSR results for the quarters under analysis.
(2) Adjusted by non-recurring and non-cash items.
(3) Includes results from financial investments, monetary and exchange variation, mark-to-market of derivatives and interest.
(4) Includes the fair value of derivatives.
(5) The calculation considers the adjusted EBITDA of the last 12 months, including Conpacel and KSR results.
(6) For additional information, refer to page 12.

Highlights of the Quarter

•	Net debt totaled R$7,952 million, stable quarter-on-quarter and falling 27% year-on-year, and was 3.2x the last twelve months EBITDA (4Q10: 2.9x and 1Q10: 4.7x).
•	Revolving credit facility transaction in the total amount of US$500 million and 4 year availability.
•	Disclosure of the Liability and Liquidity Management Policy.
•	Maintenance downtime conducted in Aracruz, Veracel and Três Lagoas mills, the last one concluded in 3Q11.
•	Pulp production reached 1.3 million tons, down 5% quarter-on-quarter due to the downtimes and up 8% year-on-year due to a higher operating efficiency.
•	Pulp sales at 1.2 million t, down on 1Q11 (-2%) and stable over 2Q10 (1%).
•
Despite the inflation, cash cost of pulp production in 2Q11 was R$513/t, up 15% over 1Q11, largely due to the effect of scheduled maintenance downtimes. As compared to 2Q10, the cash cost was up 3%. Excluding downtimes effect, cash cost was at R$462/t.

•	Pro forma EBITDA of R$490 million, down 19% and 27% quarter-on-quarter and year-on-year, respectively, primarily due to the dollar’s depreciation during these periods (1Q11: 4% and 2Q10:11%).
•	Net income of R$215 million (1Q11: R$389 million and 2Q10: R$130 million).
•	Dividend paid in the amount of R$264 million for 2009 and 2010 fiscal years.
•	New bleaching line at the Aracruz Unit launched on June 27, 2011.
•	A public hearing was held in order to obtain a social and environmental licensing for the Três Lagoas II Project.

Subsequent Events

•	Marcelo Castelli was appointed as Fibria’s Chief Executive Officer on July 1, 2011.
•	Payment of the remaining debt with former Aracruz shareholders, in the amount of R$626 million.
•	Reduction of the list price by US$30/t for Europe and North America and US$50/t for Asia as of July.
•	Company evaluates annual Capex to be R$140 million lower, totaling R$1.5 billion for 2011 (page 15).
•	Fibria receives offers for the acquisition of the assets of Piracicaba Unit.

Information as of 07/26/2011: Market Value: R$ 8.5 billion US$ 5.5 billion Quotes: FIBR3: R$ 18.10 FBR: US$ 11.78 Outstanding shares: 467,934,646 ONs	Conference Call Date: July 27, 2011 10am (US-ET) Portuguese 11am (US-ET) English Replay: July 27 to August 3 +1 (412) 317-6776 Code: Fibria Webcast: www.fibria.com.br/ir	IR Contact João Elek CFO and IRO André Gonçalves IR General Manager Fernanda Naveiro Vaz Roberto Costa Julie Hiraga +55 11 2138-4565 www.fibria.com.br/ir

The operating and financial information of Fibria Celulose S.A. for the second quarter of 2011 (2Q11) is presented in this document on a consolidated basis and expressed in Brazilian Reais (R$), unaudited and elaborated in accordance with the requirements of Brazilian Corporate Law. The results of Veracel Celulose S.A. are proportionally consolidated (50%) in this press release, thereby eliminating the effects of all intercompany transactions.

2Q11 Results

Contents

Executive Summary	04

Pulp Market	05

Production and Sales – Pulp and Paper	07

Results Analysis	08

Financial Result	10

Net Income	12

Debt	12

CAPEX	15

Capital Markets	15

Appendix I	17

Appendix II	18

Appendix III	19

Appendix IV	20

Appendix V	21

2Q11 Results

Executive Summary

Information regarding Conpacel and KSR operations was reclassified in the Income Statement under the "Discontinued Operations" line, in compliance with IFRS. For a better understanding of the results after the sale of these assets, the analysis elaborated in this document excludes them, except when otherwise indicate

Despite the volatility of Asian demand in the second quarter of 2011, the consistency of European market fundamentals and the rebound in North American demand allowed Fibria to keep sales stable while the market absorbed the US$30/t price increase announced for all regions. The price reduction of US$30/t for Europe and North America and US$50/t for Asia, announced in July, did not represent a change in industry fundamentals as global pulp supply will be limited in short term.

2Q11 pulp production was impacted by the seasonal maintenance downtimes at the Aracruz (during May and June), Veracel (during April  and May) Três Lagoas (during June and July). Year-on-year, the increase was primarily due to increasing operating efficiency. Pulp sales were lower than 1Q11, primarily due to the reduced shipments to Asia, partly offset by an increase in shipments to North America.

Despite the negative effect of inflation, Fibria’s focus on cost control and the benefits from stable operations, allowed the increased cash cost in the period to remain below inflation. The increase in the cash cost of pulp production in 2Q11 was impacted by the maintenance downtimes while when compared to 2Q10, the increase was most due to higher costs with wood transportation (higher average forest-mill distance) and higher expenses related to chemicals (linked to commodities price change).

In view of the macroeconomic scenario and the challenges of the industry in short and mid-terms, Fibria launched the “Competitiveness Project”, aiming to maintain its position as the lowest cash cost producer in the world, in addition to seeking opportunities for increasing the free cash flow generation. The actions were spread over all the Company’s areas with short, mid and long term effect. Fibria will keep its focus on the investment discipline, and in this context, the Company studies an R$140 million reduction in the Capex for 2011. The start-up of a new pulp bleaching line at the Aracruz Unit’s A Plant, will allow the reduction of chemical consumption, as well as energy, water and effluents. At the same time, a project of solid waste allocation was implemented at the Jacareí Unit, which raised the renewable energy generation in the Unit, thus reducing the natural gas consumption. Additionally, Fibria moves on the “Global Sourcing” project, which focuses on the renegotiation of contracts with raw material and equipment  suppliers on a global scale. On the logistic area, process improvements in the Santos Port operation allow for more efficient ship loading.

2Q11 Results

In addition to the Competitiveness Project, synergy gains since the beginning of Fibria’s operations are converging to reach a level higher than the R$3.4 billion target (at net present value) by the end of 2011.

Pro-forma EBITDA (which excludes Conpacel and KSR) in 2Q11 decreased over 1Q11 and 2Q10 results mostly due to the lower average net pulp price in reais as a result of the dollar’s depreciation over the real in both periods.

The net financial result was higher when compared to 1Q11, chiefly due to the effect of foreign exchange variation over the debt denominated in foreign currency, in addition to the increased financial revenue intended to protect the cash flow exposure. Compared to the negative result registered in 2Q10, the change is principally explained as a result of foreign exchange variation in that quarter.

In May, Fibria disclosed the Liability and Liquidity Management Policy, formalizing the goal of permanently maintaining the ratio of Net Debt over EBITDA within the range of 2.0x and 2.5x, which may reach the maximum level of 3.5x during investment cycle.

In June, Fibria held a public hearing in order to obtain the social and environmental license of the project for the installation of a second pulp production line in Três Lagoas. This is another important step that will ensure the necessary conditions to execute this unit’s expansion. In order to ensure adequate return for the project and the investment discipline over the next years, Fibria changed its forest base formation strategy on expansion projects, migrating from the land ownership to leasing of land model. Thus, the Company will allow a reduction of the capex for forestry formation, without losing competitiveness and costs control.

In July, the Company received offers for the acquisition of the assets comprising the industrial plant and buildings, that constitute the complex of Piracicaba Unit, in the city of Piracicaba, State of São Paulo. The Company will evaluate, in the next 15 (fifteen) days, from today’s date, the convenience and opportunity of closing a possible sale of the Piracicaba Unit. The sale of these assets is in line with the Company’s strategy to focus on its pulp core business and, when concluded, will benefit the net debt reduction.

Pulp Market

Overall, Paper & Board demand continues positive and is expected to increase by 3.0% in 2011. For P&W grades, demand has registered growth of 0.6% in the first five months of the year. The fuel for this growth continues to be Asian countries other than Japan, where demand increased by 10.3%, or 1.0MT, from January to May 2011. On the tissue side, global demand has maintained its pattern of growth in 2011.

2Q11 Results

The global supply and demand balance for market pulp reached the level of 91% in the first half of 2011, according to W-20 PPPC report, which is considered a balanced level for the industry. This was the result of solid growth on the demand side, along with limited capacity.

Market pulp demand attained 21 MT, representing growth of 5.3%, or 1.0MT, in the first half of the year, with China accounting for 97% of this increase. Demand for Eucalyptus pulp was also has grown in the first half, increasing by 144,000 tonnes, or 2.0% to a total of 7MT. Representing a 10% increase, Western Europe was the region responsible for this growth as a result of the combination of better operating rates on P&W side, increase in tissue production and the lack of softwood in the region.

Market pulp maintenance downtime played an important role in the first half of the year. A total of 2.7 MT failed to enter the market, thus helping to keep supply under control. At the end of June, global producers’ inventories closed at 34 days of supply, which is within the normal range. At the end of the second quarter, Fibria’s inventory was at a suitable level to maintain our global supply chain distribution.

Market pulp price adjustments were made in July. BEKP prices were reduced by US$ 30/t (US$ 850/t) in North America (US$ 900/t) and Europe and by US$ 50/t (US$ 730/t) in Asia, in response to seasonal factors, such vacations in the Northern Hemisphere, and paper machine downtime in other regions.

Total China market pulp demand to June attained 6.5 MT, which represents an increase of 1.9MT, or 41%. Total demand in June was at 1.3 MT, in alignment with the 12 month moving average. If this pace continues until the end of the year, demand will amount to 13.7MT, an increase of 33%, or 3.3MT, over 2010.

2Q11 Results

Patterns of monthly consumption of market pulp have changed, as China has become a major consumption region, bringing more volatility to the market. The company believes that its Commercial Strategy of long term relationships with key paper producers in each paper segment is the best way to add value for shareholders and customers in the long run.

Market pulp fundamentals continue in place. Pulp demand is expected to increase with the ramping up of the new paper machines in Asia. This demand should outpace supply in the short run, as no new pulp capacity will come on stream, and the installed pulp mills in China have already been incorporated within the industry supply chain.

Production and Sales – Pulp and Paper

				2Q11 vs.	2Q11 vs.	Last 12
Production ('000 t)	2Q11	1Q11	2Q10	1Q11	2Q10	Months
Pulp	1,271	1,319	1,164	-4%	9%	5,213
Paper	31	29	31	9%	2%	116
Sales Volume (´000 t)
Domestic Market Pulp	129	116	99	11%	30%	462
Export Market Pulp	1,101	1,143	1,114	-4%	-1%	4,441
Total Pulp	1,230	1,259	1,214	-2%	1%	4,903
Domestic Market Paper	27	31	27	-12%	0%	115
Export Market Paper	4	5	2	-26%	164%	15
Total Paper	31	36	29	-13%	9%	130
Total	1,261	1,295	1,243	-3%	1%	5,033

Fibria’s pulp production reached 1,271 thousand t in 2Q11, compared to 1,319 thousand t in 1Q11 and 1,164 thousand t in 2Q10. The 4% reduction as compared to 1Q11 was due to scheduled maintenance downtimes at the Aracruz, Veracel and Três Lagoas Units. Year-on-year, the 9% increase is the result of productivity gains and operating stability. Pulp inventories totaled 824 thousand t (55 days), up 4% over 1Q11’s 794 thousand t (52 days).

Pulp sales totaled 1,230 thousand t in 2Q11, down 2% over the 1Q11 volume due to reduced Asian demand. Compared to 2Q10, sales volume was stable. Pulp exports represented 89% of sales in the quarter, with Europe accounting for the greatest share of shipments at 46% of the total.

2Q11 Results

Results Analysis

				2Q11 vs.	2Q11 vs.	Last 12
Net Revenues (R$ million)	2Q11	1Q11	2Q10	1Q11	2Q10	Months
Domestic Market Pulp	124	118	97	5%	28%	467
Export Market Pulp	1,218	1,296	1,408	-6%	-13%	5,167
Total Pulp	1,342	1,414	1,505	-5%	-11%	5,634
Domestic Market Paper	93	107	105	-13%	-11%	422
Export Market Paper	9	11	4	-19%	135%	35
Total Paper	102	118	109	-14%	-6%	457
Total	1,444	1,532	1,613	-6%	-10%	6,091
Portocel	15	16	15	-5%	2%	60
Total	1,459	1,548	1,628	-6%	-10%	6,150

Fibria’s net operating revenue totaled R$1,459 million in 2Q11, down 6% and 10% quarter-on-quarter and year-on-year, respectively. Net revenue from pulp reached R$1,342 million in 2Q11, down 5% over the R$1,414 million in 1Q11, chiefly due to the reduced sales volume and lower average net price in reais, in turn due to the dollar’s 4% depreciation, despite the increased list price in dollars in the period. Year-on-year, net revenue from pulp was 11% less due to the 12% decline in the average net price in reais as a result of the lower list price in dollars and the impact of the dollar 11% depreciation against the real in the period.

The cost of goods sold (COGS) was up 2% quarter-on-quarter to R$1,250 million in 1Q11 due to the increased cash cost also as a result of the maintenance downtimes in the period. Year-on-year, COGS was up 8%, mainly due to higher depletion and depreciation and the factors that drove the increase in cash cost as described below.

Cash cost of pulp production in 2Q11 was R$513/t, up 15% (R$67/t) over 1Q11 mostly due to the scheduled maintenance downtimes (Aracruz - during May and June, Veracel during April and May and Três Lagoas during June and July). Year-on-year, despite the inflation in the period (6%), cash cost increased by 3% (R$14/t), mainly due to increased costs with wood transportation (average forest-to-mill distance) and higher chemicals expenses as a result of the increase in commodities prices in the international market. The following table shows the evolution of the cash cost of production and the explanations for the main changes in the quarter and year:

Pulp Cash Cost	R$/t
1Q11	446
Maintenance downtime	51
Higher fixed costs (maintenance and labor)	12
Materials and services	6
Higher expenditure on chemicals and energy (international commodity prices)	4
Volume effect (operational efficiency)/Exchange rate	(8)
Others	2
2Q11	513

Pulp Cash Cost	R$/t
2Q10	498
Wood costs (higher average forest-mill distance - 2Q11: 185km vs. 2T10: 180km)	17
Higher expenditure on chemicals and energy (international commodity prices)	21
Higher operational stability (consumption of chemicals and energy)	(21)
Higher maintenance costs	7
Exchange rate	(8)
Others	(1)
2Q11	513

2Q11 Results

Sales expenses totaled R$73 million in 2Q11, up 13% quarter-on-quarter primarily due to sales mix in the quarter and increase on port expenses. Year-on-year, the 13% reduction is explained in large part by the constitution of a provision for doubtful accounts in that quarter.

Administrative expenses totaled R$82 million, up 10% over 1Q11, chiefly due to indemnifications expenses, communication and sustainability projects. As compared to 2Q10, the R$4 million or 6% increase is mostly due to expenses related to collective labor agreement.

Other operating revenues (expenses) reached R$15 million expense in 2Q11, as compared to an R$13 million expense in 1Q11 mainly due to the discharge of the reserve of former Aracruz pension plan. Year-on-year, the R$104 million decline in this line was chiefly due to the assessment of the fair value of biological assets in that quarter (2Q10: R$110 million).

Pro forma EBITDA, which excludes the Conpacel and KSR results, totaled R$490 million in 2Q11 (margin of 34%), down 19% in relation to the pro forma EBITDA of 1Q11 and 27% in relation to 2Q10. This reduction is chiefly explained by the volatility in sales to Asia and the lower average net pulp price in reais, as a result of the real’s 4% appreciation against the dollar. The 27% year-on-year decline is explained by the lower average net price of pulp in reais (down 12%).

2Q11 Results

Financial Result

				2Q11 vs.	2Q11 vs.
(R$ million)	2Q11	1Q11	2Q10	1Q11	2Q10
Financial Income	160	115	54	39%	195%
Interest on financial investments	45	47	43	-5%	4%
Hedging*	115	68	11	69%	-
Financial Expenses	(169)	(171)	(188)	-1%	-10%
Interest - loans and financing (local currency)	(46)	(46)	(55)	0%	-16%
Interest - loans and financing (foreign currency)	(123)	(125)	(133)	-2%	-8%
Monetary and Exchange Variations	327	150	(99)	118%	-
Foreign Exchange Variations - Debt	328	181	(118)	82%	-
Foreign Exchange Variations - Cash	(1)	(31)	19	-	-
Other Financial Income / Expenses	(41)	(83)	(77)	-51%	-47%
Net Financial Result	277	11	(310)	-	-
*Marked to market and adjustments received/paid

Financial revenue was R$160 million, with R$45 million derived from investments and R$115 million from financial instruments result which aims to protect the projected cash flow. The increased hedging operations results over 1Q11 was mostly due to the higher volume of Non-deliverable Forward (NDF) operations contracted (2Q11: US$919 million and 1Q11: US$ 499 million) and depreciation of the dollar (4%). The year-on-year increase is explained by the depreciation of the dollar (13%) and the increased notional on NDF transactions (2Q11: US$ 919 million and 2Q10: US$ 347 million). It is important to highlight that even with the increase in the notional, the Company is in compliance with the limits established on the Market Risk Management Policy, aiming to protect cash flow. The policy is available in www.fibria.com.br/ri.

Financial expenses and interest on loans and financing totaled R$169 million in 2Q11, stable quarter-on-quarter. The R$19 million year-on-year decline is explained by the total debt decrease and the effects of the liability management plan.

Financial revenue from foreign exchange variation on dollar denominated debt was R$328 million due to the dollar’s 4% depreciation against the real in the period, compared to revenue of R$181 million in 1Q11 (dollar depreciation of 2% against the real). Year-on-year, the change was due to the dollar’s 1.2% appreciation against the real in the period, resulting in an expense of R$118 million.

Other financial revenues and expenses totaled an R$41 million expense, down 51% quarter-on-quarter mainly due to the lower adjustment at net present value of the remaining debt with former Aracruz shareholders in 2Q11.

The financial instruments contracted are conventional instruments and in compliance with parameters established in Liability and Liquidity Management Policy, without leverage and margin calls and are duly registered with the Securities Clearinghouse (CETIP). Cash adjustments are only recognized upon the contract’s maturity. As of June 30, 2011 the marked-to-market financial derivatives position was positive R$209 million, as opposed to R$152 million on March 31, 2010, for a positive variation of R$57 million.

The cash effect of the operations in the quarter was R$58 million. These amounts totaled R$115 million in the financial result. The table below shows the derivatives open position at the end of 2Q11:

2Q11 Results

		Notional amount				Fair Value
in million		2Q11		1Q11		2Q11		1Q11
Swap contracts	Maturity by
Assets position
JPY Fixed Rate (JPY to USD)*	Jan-14		¥4.755		¥4.755	R$	105	R$	106
USD Libor (Libor to Fixed)	Jul-14		$276		$300	R$	431	R$	473
BRL Fixed Rate (BRL to USD)	Sep-18	R$	410	R$	416	R$	499	R$	491
BRL TJLP (BRL to USD)	Jun-17	R$	511	R$	462	R$	463	R$	428
BRL Pre Fixed (BRL to USD)	Dec-17	R$	73	R$	-	R$	66	R$	-

Total (a)						R$	1.564	R$	1.498

Liabilities position
USD Fixed Rate (JPY to USD)*	Jan-14		$45		$45	R$	(87)	R$	(89)
USD Fixed Rate (Libor to Fixed)	Jul-14		$276		$300	R$	(444)	R$	(485)
USD Fixed Rate (BRL to USD)	Sep-18		$240		$243	R$	(417)	R$	(430)
USD Fixed Rate (BRL to USD)	Jun-17		$307		$276	R$	(453)	R$	(422)
USD Fixed Rate (BRL Pre fixed to USD)	Dec-17		$46		$-	R$	(65)	R$	-

Total (b)						R$	(1.466)	R$	(1.427)
Net (a+b)						R$	98	R$	71

Forward Contract
Sold Position
NDF (USD)	May-12		$919		$499	R$	105	R$	79

Total: Forward contract (c)						R$	105	R$	79

Options
Risk Reversal (USD)	Feb-12		$45		$45	R$	6	R$	2

Total: Options (d)						R$	6	R$	2

Net (a+b+c+d)						R$	209	R$	152
* Exchange rate JPY x BRL 2Q11: 0,01939, 1Q11: 0,01961

According to the Company's hedging strategy to prioritize debt in the currency of its revenues, the U.S. dollar, there were swap transactions to debts in real to dollars. During the quarter, swap operations were contracted for real at TJLP to pre-fixed U.S. dollars, converting R$70 million to US$44 million, and the swap of pre-fixed real to pre-fixed U.S. dollar, converting R$73 million to US$46 million. The total TJLP hedge converted R$511 million in TJLP debt to US$307 million. The Company is in compliance with the limits established on the Market Risk Management Policy in all transactions.

The Company’s options position in Zero Cost Collar with notional at US$45 million, marked-to-market at R$6 million on June 30, 2011, follows the same strategy as NDF operations with the purpose of protecting the Company’s 12 month cash flow, to minimize the effects of the dollar’s depreciation against the real.

2Q11 Results

Net Income

The net income of R$215 million, which represented R$0.5 per share in 2Q11, was down 45% over the 1Q11 result (R$389 million), primarily due to the capital gain of the sale of Conpacel and KSR in the previous quarter and the lower net revenue due to the lower average net price in reais. As compared to 2Q10, net income was up 66%, mainly due to the higher financial result.

On a cash perspective, which excludes the effects of depreciation, depletion and foreign exchange variation, among others (further details on the Cash Flow Statement, page 20), there was a decrease in the ratio when compared to 1Q11 and the 2Q10 as a result of lower net revenue and higher COGS in the quarter. From a cash standpoint, the net income was R$1.0 per share, 20% and 32% lower than 1Q11 and 2Q10, respectively.

The graph below shows the main factors driving net income in 2Q11 starting with EBITDA in the period:

Debt

Gross Debt (R$ million)	2Q11	1Q11	2Q10
Total Gross Debt	10,448	10,256	13,209
Gross Debt in R$	1,703	2,291	3,856
Gross Debt in US$ (1)	8,745	7,965	9,353
Average maturity (months) (2)	77	79	70
% short-term portion	14%	12%	16%
Total Cash (3)	2,496	2,297	2,364
Net Debt	7,952	7,959	10,846
Net Debt / EBITDA (x) (4)	3.2	2.9	4.7

(1) Includes BNDES index
(2) Does not include debt to the former shareholders of Aracruz
(3) Includes the derivatives fair value
(4) The calculation considers the adjusted EBITDA of the last 12 months, including Conpacel and KSR results

On June 30, 2011, gross debt was R$10,448 million, up R$192 million or 2% quarter-on-quarter, mainly as a function of new fundraising operations in the quarter which amounted to R$781 million, while settlements totaled R$456 million. This slight increase aimed at meeting the Company’s cash position, as defined on the Liability and Liquidity Management Policy (page 16). Year-on-year, the reduction was R$2,761 million (21%) due to the sale of assets, payment of the debt with former Aracruz shareholders and the dollar’s depreciation against the real.

2Q11 Results

84% of gross debt was pegged to the dollar, while approximately R$626 million of the debt linked to domestic currency was related to the remaining balance of the debt with former Aracruz shareholders with maturity and duly settled on July 1, 2011.

The average cost of bank debt in domestic currency was 9.2% p.a. while the cost in foreign currency was 5.8%, a reduction of 0.5% p.a., considering the decreased Libor forward curve in the period and the results of the actions to improve the debt profile.

The average maturity of the bank loans went from 79 months on the 1Q11 to 77 months on 2Q11 and the percentage of short term debt increased from 12% on 1Q11 to 14% on 2Q11. The cash balance represented 1.7x the short term of the 2Q11.

The graph below shows changes in gross debt in the quarter:

Of the total R$781 million raised in the period, we highlight:

- Export Pre-Payment (EPP) operations in the total amount of US$300 million, maturing in 2019 with a coupon between 1.60% p.a. and 1.80% p.a. above the Libor, as per the Company’s credit leverage and rating. This transaction was contracted simultaneously with the revolver credit facility of US$500 million, with a 4-year term. If disbursed it will cost Libor + 1.5% p.a. When not used, the cost is 35% of the spread over Libor.

- Advance Against Exchange (AAE) transaction in the total amount of US$125 million, maturing in 2012 with a coupon between 2.05% p.a. and 2.09 p.a.

Of the total R$456 million in amortization and debt servicing in the period, we highlight:

2Q11 Results

- Settlement due to contract maturity of Export Pre-Payment facilities in the amount of R$186 million.

- Payment due to maturity of interest on the Eurobonds in the amount of R$131 million.

- Settlement due to contract maturity of loans from the BNDES in the total amount of R$100 million.

The graph below shows the amortization schedule of Fibria’s total debt:

Cash position as of June 30, 2011, including the marked-to-market of the derivatives, was of R$2,496 million, of which 85% was invested in local currency, in public bonds and fixed income. The increase in the cash position, compared to the 1Q11 and 2Q10, was mainly a result of the fundraising transactions during this quarter, which aimed to adequate the Company’s liquidity to the Liability and Liquidity Management Policy disclosed to the market on May, 9th, 2011. Therefore, net debt of R$7,952 million was stable over 1Q11 and 27% lower than in the 2Q10. The following graphic shows the evolution of the net debt/EBITDA indicator:

2Q11 Results

CAPEX

(R$ million)	2Q11	1Q11	2Q10	2011E
Industrial Expansion	9	4	7	67
Forest Expansion	49	23	5	253
Subtotal Expansion	58	27	12	320
Safety/Environment	14	15	16	81
Forestry Renewal	158	138	100	627
Maintenance, IT, R&D, Modernization	96	70	65	375
Subtotal Maintenance	268	223	181	1,083
50% Veracel	23	16	16	97
Total Fibria	349	266	209	1,500

CAPEX in the quarter totaled R$349 million. Quarter-on-quarter the R$83 million increase (31%) was a result of investments in maintenance and the forest base expansion for the Três Lagoas II Project. On June 27, Fibria launched the new bleaching line at Plant A of the Aracruz Unit with investments of R$110 million, disbursed over 16 months. With this project, the Company increases its operational efficiency, reducing chemicals consumption (chiefly caustic soda and chlorine dioxide) as well as effluents, energy and water consumption.

Year-on-year, CAPEX was up R$140 million (67%), also due to investments in the forest base, in addition to investments in the modernization of the bleaching line at Plant A of the Aracruz Unit and the Jacareí Unit project for solid waste disposal.

Fibria studies the CAPEX reduction for 2011 by R$140 million (currently estimated for R$1,500 million). This reduction is mainly explained by the strategy to form the forest base for the expansion projects, changing from land acquisition to leasing. Therefore, the company will reduce the CAPEX for the forest base, without losing competitiveness and cost control. It is important to highlight that this strategy does not increase the operational risk, since the forestry operations in leased areas will be conducted by Fibria as if they were on its own land.

Capital Markets

2Q11 Results

The average daily trade volume of Fibria’s shares was approximately 2.7 million. The average daily financial volume in 2Q11 was US$40 million, being US$23 million on the NYSE and US$17 million on the BM&FBovespa.

Dividends

On May 31, 2011, Fibria paid mandatory dividends relative to the 2010 fiscal year in the amount of R$142,179 thousand and relative to FY2009 in the amount of R$121,958 thousand, as approved by the AGM held on April 28, 2011. For further information, please access: http://fibria.infoinvest.com.br/enu/4239/AvisoaosAcionistas_Dividendos_AGO_28_Abril_2011_INGLES.pdf

Succession

As announced on March 2, 2011 and in line with the commitment to transparency with the market, on July 1, 2011, Fibria announced the conclusion of the succession process and as of that date, Mr. Marcelo Strufaldi Castelli assumed the post of CEO. For further information, please access: http://fibria.infoinvest.com.br/enu/4323/070111_succession_eng.pdf

Liability and Liquidity Management Policy

On May 9, Fibria disclosed its Liability and Liquidity Management Policy, with which it formalized its target of maintaining net debt at 2.0x to 2.5x EBITDA, not to exceed 3.5x even at the height of growth cycles. Therefore, the Company aims to attain the investment grade allowing access to credit lines with more attractive costs.  In addition, the Policy also formalized the goal of maintaining the necessary liquidity for the cash conversion cycle and to meet short term financial obligations. The minimum cash balance is defined by the sum of: (i) minimum operating cash balance, which reflects the cash operating conversion cycle; (ii) minimum balance for coverage of the debt service, which includes interest and short-term principal. For further information, please access:
http://fibria.infoinvest.com.br/enu/4266/050911_CM_polticadeendividamento_eng.pdf

Fibria Day

On May 11, Fibria held its first Fibria Day in New York, a meeting of company representatives with approximately 80 investors and analysts in the local market in which business and Company’s strategy were discussed. To access the presentation, please access: www.fibria.com.br/ir

Recognition

Fibria was chosen among the top 5 companies with “Best Social and Environmental Sustainability” by IR Magazine based on a survey of more than 500 investment professionals – analysts and portfolio managers – that operate in the Brazilian market.

2Q11 Results

Appendix I – Revenues x Volume X Price*

Net Operating Revenues Variation | 2Q11 X 1Q11
	BRGAAP
PRODUCTS	Tonnes		Net Revenue -R$ 000		Price -R$/ton		QoQ%
	2Q11	1Q11	2Q11	1Q11	2Q11	1Q11	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated	2,653	5,932	4,046	13,035	1,525	2,197	(55.3)	(69.0)	(30.6)
Coated	9,636	9,083	18,860	22,284	1,957	2,453	6.1	(15.4)	(20.2)
Special/Other	14,840	15,426	70,173	71,866	4,729	4,659	(3.8)	(2.4)	1.5
Total	27,129	30,441	93,079	107,185	3,431	3,521	(10.9)	(13.2)	(2.6)
Export Market
Uncoated	779	3,204	2,231	5,367	2,863	1,675	-	-
Coated	-	-	-	-	-	-	-	-	-
Special/Other	2,674	2,229	6,638	5,557	2,483	2,493	20.0	19.5	(0.4)
Total	3,453	5,433	8,869	10,924	2,569	2,011	(36.4)	(18.8)	27.8
Total Paper	30,582	35,874	101,949	118,109	3,334	3,292	(14.8)	(13.7)	1.3
Pulp
Domestic Sales	129,152	116,220	123,472	117,432	956	1,010	11.1	5.1	(5.4)
Export Market	1,100,580	1,142,998	1,218,323	1,296,331	1,107	1,134	(3.7)	(6.0)	(2.4)
Total	1,229,732	1,259,218	1,341,795	1,413,763	1,091	1,123	(2.3)	(5.1)	(2.8)
Total Domestic Sales	156,281	146,661	216,552	224,617	1,386	1,532	6.6	(3.6)	(9.5)
Total Export Market	1,104,033	1,148,431	1,227,192	1,307,255	1,112	1,138	(3.9)	(6.1)	(2.3)
TOTAL	1,260,314	1,295,092	1,443,743	1,531,872	1,146	1,183	(2.7)	(5.8)	(3.2)

Net Operating Revenues Variation | 2Q11 X 2Q10
	BRGAAP
PRODUCTS	Tonnes		Net Revenue -R$ 000		Price -R$/ton		QoQ%
	2Q11	2Q10	2Q11	2Q10	2Q11	2Q10	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated	2,653	1,256	4,046	1,945	1,525	1,549	111.2	108.0	(1.5)
Coated	9,636	11,928	18,860	29,317	1,957	2,458	(19.2)	(35.7)	(20.4)
Special/Other	14,840	14,486	70,173	73,754	4,729	5,091	2.4	(4.9)	(7.1)
Total	27,129	27,670	93,079	105,017	3,431	3,795	(2.0)	(11.4)	(9.6)
Export Market
Uncoated	779	-	2,231	-	2,863	-	-	-	-
Coated	-	-	-	-	-	-	-	-	-
Special/Other	2,674	1,518	6,638	3,776	2,483	2,488	76.1	75.8	(0.2)
Total	3,453	1,518	8,869	3,776	2,569	2,488	127.5	134.9	3.3
Total Paper	30,582	29,188	101,949	108,793	3,334	3,727	4.8	(6.3)	(10.6)
Pulp
Domestic Sales	129,152	99,371	123,472	96,743	956	974	30.0	27.6	(1.8)
Export Market	1,100,580	1,114,369	1,218,323	1,407,800	1,107	1,263	(1.2)	(13.5)	(12.4)
Total	1,229,732	1,213,741	1,341,795	1,504,544	1,091	1,240	1.3	(10.8)	(12.0)
Total Domestic Sales	156,281	127,042	216,552	201,760	1,386	1,588	23.0	7.3	(12.7)
Total Export Market	1,104,033	1,115,888	1,227,192	1,411,577	1,112	1,265	(1.1)	(13.1)	(12.1)
TOTAL	1,260,314	1,242,929	1,443,743	1,613,337	1,146	1,298	1.4	(10.5)	(11.7)

Net Operating Revenues Variation | 1H11 X 1H10
	BRGAAP
PRODUCTS	Tonnes		Net Revenue -R$ 000		Price -R$/ton		YoY%
	Jan-Jun/11	Jan-Jun/10	Jan-Jun/11	Jan-Jun/10	Jan-Jun/11	Jan-Jun/10	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated	8,585	2,608	17,081	4,457	1,990	1,709	229.2	283.3	16.4
Coated	18,719	23,325	41,144	56,369	2,198	2,417	(19.7)	(27.0)	(9.1)
Special/Other	30,266	28,062	142,040	143,524	4,693	5,115	7.9	(1.0)	(8.2)
Total	57,570	53,995	200,264	204,349	3,479	3,785	6.6	(2.0)	(8.1)
Export Market
Uncoated	3,984	-	7,598	-	1,907	-	-	-	-
Coated	-	-	-	-	-	-	-	-	-
Special/Other	4,902	2,701	12,195	6,923	2,488	2,563	81.5	76.2	(2.9)
Total	8,886	2,701	19,793	6,923	2,227	2,563	229.0	185.9	(13.1)
Total Paper	66,456	56,696	220,058	211,272	3,311	3,726	17.2	4.2	(11.1)
Pulp
Domestic Sales	245,372	207,553	240,904	188,042	982	906	18.2	28.1	8.4
Export Market	2,243,578	2,286,979	2,514,654	2,711,277	1,121	1,186	(1.9)	(7.3)	(5.5)
Total	2,488,950	2,494,532	2,755,558	2,899,320	1,107	1,162	(0.2)	(5.0)	(4.7)
Total Domestic Sales	302,942	261,548	441,169	392,391	1,456	1,500	15.8	12.4	(2.9)
Total Export Market	2,252,464	2,289,680	2,534,447	2,718,200	1,125	1,187	(1.6)	(6.8)	(5.2)
TOTAL	2,555,406	2,551,228	2,975,615	3,110,592	1,164	1,219	0.2	(4.3)	(4.5)

2Q11 Results

Appendix II – Income Statement

INCOME STATEMENT - Quarters Results
Fibria - Consolidated								R$ million
	2Q11		1Q11		2Q10		QoQ %
	R$	AV%	R$	AV%	R$	AV%	2Q11/1Q11	2Q11/2Q10
Net revenue	1,459	100%	1,548	100%	1,628	100%	-6%	-10%
Domestic sales	231	16%	238	15%	217	13%	-3%	6%
Export sales	1,227	84%	1,310	85%	1,411	87%	-6%	-13%
Cost of sales	(1,250)	-86%	(1,227)	-79%	(1,157)	-71%	2%	8%
Cost related to production	(1,234)	-85%	(1,206)	-78%	(1,126)	-69%	2%	10%
Accruals for losses on ICMS credits	(16)	-1%	(21)	-1%	(31)	-2%	-24%	-49%
Operating Profit	209	14%	321	21%	471	29%	-35%	-56%
Selling and marketing	(73)	-5%	(65)	-4%	(85)	-5%	13%	-13%
General and administrative	(82)	-6%	(75)	-5%	(78)	-5%	10%	6%
Financial result	277	19%	11	1%	(310)	-19%	2312%	-189%
Equity	(0)	0%	(0)	0%	(0)	0%	0%	-20%
Other operating (expenses) income	(15)	-1%	(13)	-1%	89	5%	14%	-117%
Operating Income**	314	22%	179	12%	87	5%	76%	262%
Current income taxes expenses	69	5%	3	0%	3	0%
Deferred income taxes expenses	(168)	-12%	(35)	-2%	50	3%
Discontinued operations
Net income (loss) from discontinued operations			365		(9)
Financial result			0		(5)
Income tax/Social contribution			(124)		5
Net Income (Loss)	215	15%	389	25%	130	8%	-45%	66%
Net Income (Loss) attributable to controlling equity interest	215	15%	387	25%	129	8%	-44%	67%
Net Income (Loss) attributable to non-controlling equity interest	(0)	0%	2	0%	1	0%	-115%	-122%
Depreciation, amortization and depletion	434	30%	436	28%	374	23%	-1%	16%
EBITDA	472	32%	968	63%	763	47%	-51%	-38%
Allowance for doubtful accounts					16	1%
Fair value of biological assets	(6)	0%	-		(110)	-7%		-95%
Fixed assets disposals	(1)	0%	(8)	-1%	(12)	-1%	-91%	-94%
Accruals for losses on ICMS credits	16	1%	21	1%	31	2%	-24%	-49%
Assets disposals result		0%	(357)	-23%	42	3%
Discharge of the reserve of former Aracruz pension plan	9	1%
EBITDA consolidated	490	34%	624	39%	730	40%	-21%	-33%

EBITDA from discontinued operations			(17)		(58)

EBITDA pro-forma (*)	490	34%	607	39%	672	41%

(*) EBITDA margin calculated based on revenue for the quarter with Conpacel and KSR (1Q11: R$ 1,613 million, 4Q10: R$ 1,769 million and 1Q10: R$ 1,675 million)
(**) Net Income before income taxes in Cash Flow includes EBIT from discontinued operations

INCOME STATEMENT - 1H11 Results
Fibria - Consolidated			R$ Million
	Jan-Jun 2011		Jan-Jun 2010
	R$	AV%	R$	AV%
Net revenue	3,006	100%	3,139	100%
Domestic sales	469	16%	421	13%
Export sales	2,537	84%	2,718	87%
Cost of sales	(2,476)	-82%	(2,287)	-73%
Cost related to production	(2,440)	-81%	(2,237)	-71%
Accruals for losses on ICMS credits	(37)	-1%	(50)	-2%
Operating Profit	530	18%	853	27%
Selling and marketing	(138)	-5%	(146)	-5%
General and administrative	(158)	-5%	(148)	-5%
Financial result	288	10%	(647)	-21%
Equity	(0)	0%	(1)	0%
Other operating (expenses) income	(29)	-1%	44	1%
Operating Income	493	16%	(45)	-1%
Current Income taxes expenses	72	2%	75	2%
Deferred Income taxes expenses	(203)	-7%	109	3%
Discontinued operations
Net income (loss) from discontinued operations	365		7
Financial result	-		(9)
Income tax/Social contribution	(124)		1
Net Income (Loss)	604	20%	139	4%
Net Income (Loss) attributable to controlling equity interest	602	20%	136	4%
Net Income (Loss) attributable to non-controlling equity interest	1	0%	2	0%
Depreciation, amortization and depletion	869	29%	766	24%
EBITDA	1,440		1,377
Allowance for doubtful accounts			16	1%
Fair value of biological assets	(6)	0%	(110)	-4%
Fixed assets disposals	(8)	0%	(8)	-2%
Accruals for losses on ICMS credits	37	1%	50	2%
Assets disposals result	(357)	-12%	42	-2%
Discharge of the reserve of former Aracruz pension plan	9	0%
EBITDA consolidated (*)	1,115	36%	1,368	39%

EBITDA from discontinued operations	(17)		(98)

EBITDA pro-forma	1,098	37%	1,270	40%

(*) EBITDA margin calculated based on revenue for the quarter with Conpacel and KSR (1H11: R$ 3.072 million and 1H10: R$ 2.900 million)

2Q11 Results

Appendix III – Balance Sheet

Balance Sheet
			R$ million
ASSETS	JUN/11	MAR/11	JUN/10
CURRENT ASSETS	5,928	4,850	4,884
Cash and cash equivalents	356	750	634
Securities	1,931	1,395	1,687
Derivative instruments	114	75	14
Trade Accounts Receivable, net	887	1,030	1,219
Inventories	1,220	1,165	932
Recoverable taxes	271	355	263
Assets avaiable for sale	1,044
Others	105	80	135
NON-CURRENT ASSETS	2,701	2,636	2,525
Securities			28
Derivative instruments	95	77
Deferred income taxes	1,121	1,199	1,382
Assets avaiable for sale
Recoverable taxes	637	535	344
Others	848	825	771
Investments	8	8	15
Property, plant & equipment , net	12,107	12,823	13,808
Biological assets	3,229	3,497	3,785
Intangible assets	4,858	4,883	5,398
TOTAL ASSETS	28,831	28,697	30,415

LIABILITIES	JUN/11	MAR/11	JUN/10

CURRENT LIABILITIES	2,193	2,331	2,842
Short-term debt	822	645	899
Derivative instruments
Trade Accounts Payable	356	387	450
Payroll and related charges	116	81	106
Tax Liability	95	132	63
Dividends and Interest attributable to capital payable		266	2
Stock acquisition payable	626	605	1,241
Available for sale	37
Others	141	215	81
NON-CURRENT LIABILITIES	10,626	10,573	12,369
Long-term debt	9,000	9,006	10,522
Accrued liabilities for legal proceedings	57	156	130
Deferred income taxes , net	1,344	1,174	955
Tax Liability	52	76	64
Stock acquisition payable			547
Others	173	160	150
Minority interest	27	25	22
SHAREHOLDERS' EQUITY	15,985	15,768	15,183
Issued Share Capital	8,379	8,379	8,379
Capital Reserve	3	3	3
Revaluation Reserve	8	9	10
Retained earnings	5,986	5,769	5,183
Equity valuation adjustment	1,619	1,619	1,619
Treasury stock	(10)	(10)	(10)
TOTAL LIABILITIES	28,831	28,697	30,415

2Q11 Results

Appendix IV – Cash Flow

Cash Flow Statement (R$ million)	2Q11	1Q11	2Q10

NET INCOME (LOSS) BEFORE INCOME TAXES*	314	544	73
Adjustments to reconcile net income to cash provided by operating activities :
(+) Depreciation, depletion and amortization	466	494	414
(+) Foreign exchange and unrealized (gains) losses, net	(328)	(150)	104
(+) Fair value of financial instruments	(115)	(68)	(11)
(+) Equity
(+) GaIn on disposal of investments	-	(357)	-
(+) Fair value of Biological Assets (CPC 29)	(6)	-	(68)
(+) Gain (loss) on disposal of Property, Plant and Equipment	(6)	1	2
(+) Debt present value adjustment - shares acquisition	21	20	92
(+) Accrued liabilities for legal proceedings and others	15	21	32
(+) Interest on loan accrual	169	171	181
(+) Interest on Securities	(45)	(45)	(65)

Changes in operating assets:
Trade accounts receivable	45	71	(32)
Inventories	(107)	(165)	(109)
Recoverable taxes	(29)	(43)	(7)
Advance to suppliers and others	(41)	46	10

Changes in operating liabilities:
Trade Accounts Payable	14	(7)	(21)
Taxes on income and other taxes	(7)	3	(2)
Payroll, profit sharing and related charges	43	(41)	22
Others	(66)	19	(55)

Net cash provided by operating activities
Interest received from Securities	30	99	55
Interest paid on loans	(189)	(87)	(224)
Taxes on income and other taxes paid	-	-	(5)

CASH FLOW FROM OPERATING ACTIVITIES	179	526	387
Investment activities
Acquisition of an interest in an affiliate net of cash acquired	-	(856)	(1,042)
Property, Plant and Equipment Acquisition	(349)	(264)	(226)
Intangible assets and others	1	(2)	-
Securities	(521)	193	442
Revenues on Property, Plant and Equipment Sales	14	22	3
Settlement of financial instruments	58	49	(17)
Revenue on disposal of investments	-	1,509	-

CASH FLOW FROM INVESTING ACTIVITIES	(797)	651	(840)
Financing activities
Loans
Borrowings	781	1,636	2,913
Borrowings payment - Principal	(267)	(2,471)	(2,376)
Settled Dividends	(264)
Others	5	2	(10)

CASH FLOW FROM FINANCING ACTIVITIES	255	(833)	527

Exchange variation effect on cash and cash equivalents	(31)	(25)	10
Net increase (decrease) in cash and cash equivalents	(394)	319	84
Cash and cash equivalent at beginning of period	750	431	550
Cash and cash equivalent at end of period	356	750	634
(*) Includes EBIT from Discontinued Operations

2Q11 Results

Appendix V – Economic and Operating Data

Exchange Rate (R$/US$)	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	2Q11 vs. 1Q11	2Q11 vs. 2Q10	1Q11 vs. 4Q10	2Q10 vs. 1Q10
Closing	1.5611	1.6287	1.6662	1.6942	1.8015	1.7810	-4.2%	-13.3%	-2.3%	1.2%
Average	1.5954	1.6674	1.6972	1.7493	1.7926	1.8040	-4.3%	-11.0%	-1.8%	-0.6%

Pulp sales distribution, by region	2Q11	1Q11	2Q10	2Q11 vs. 1Q11	2Q11 vs. 2Q10	Last 12 Months
Europe	46%	46%	38%	0 p.p.	8 p.p.	43%
North America	29%	20%	27%	9 p.p.	2 p.p.	26%
Asia	14%	25%	24%	-11 p.p.	-10 p.p.	20%
Brazil / Others	11%	9%	11%	2 p.p.	0 p.p.	11%

Pulp list price per region (US$/t)	Jul-11	Jun-11	May-11	Apr-11	Mar-11	Feb-11	Jan-11	Dec-10	Nov-10	Oct-10	Sep-10	Aug-10	Jul-10	Jun-10
North America	900	930	930	930	900	900	900	900	900	900	900	900	950	950
Europe	850	880	880	880	850	850	850	850	870	870	870	870	920	920
Asia	730	780	780	780	750	750	750	750	800	800	800	800	850	850

Financial Indicators	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09
Net Debt / Adjusted EBITDA (LTM*)	3.2	2.9	3.6	3.9	4.7	5.6	6.5	7.2
Net Debt / Total Capital (gross debt + net equity)	0.4	0.4	0.4	0.4	0.5	0.5	0.5	0.6
Cash + EBITDA (LTM*) / Short-term Debt	3.4	4.0	2.4	2.0	2.2	1.1	1.3	0.8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: July 27, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO